FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 10, 2005


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|        No |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements as of September 30, 2005.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 10, 2005


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

                                  TENARIS S.A.


               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2005





46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

Consolidated condensed interim income statement


(all amounts in thousands of U.S. dollars,                     Three-month period ended          Nine-month period ended
unless otherwise stated)                                            September 30,                     September 30,
                                                           ------------------------------------------------------------------
                                                   Notes        2005             2004            2005             2004
                                                           ---------------- ---------------- -------------- -----------------
                                                                                      (Unaudited)
Net sales                                            3           1,640,385        1,007,157      4,837,623        2,863,352
Cost of sales                                        4            (962,929)        (641,293)    (2,871,831)      (1,939,405)
                                                           ---------------- ---------------- -------------- -----------------
Gross profit                                                       677,456          365,864      1,965,792          923,947
Selling, general and administrative expenses         5            (205,937)        (168,922)      (603,530)        (476,287)
Other operating income (expense), net                                3,696            4,917          9,265           10,482
                                                           ---------------- ---------------- -------------- -----------------
Operating income                                                   475,215          201,859      1,371,527          458,142
Financial income (expense), net                      6              (5,141)          (3,132)       (89,591)         (22,455)
                                                           ---------------- ---------------- -------------- -----------------
Income before equity in earnings (losses) of                       470,074          198,727      1,281,936          435,687
associated companies and income tax
Equity in earnings of associated companies                          26,502           17,300         94,944           56,969
                                                           ---------------- ---------------- -------------- -----------------
Income before income tax                                           496,576          216,027      1,376,880          492,656
Income tax                                                        (145,678)         (67,204)      (404,392)        (167,184)
                                                           ---------------- ---------------- -------------- -----------------
Income for the period (1)                                          350,898          148,823        972,488          325,472
                                                           ================ ================ ============== =================

 Attributable to (1):
Equity holders of the Company                                      318,897          141,599        896,587           317,281
Minority interest                                                   32,001            7,224         75,901             8,191
                                                           ---------------- ---------------- -------------- -----------------
                                                                   350,898          148,823        972,488           325,472
                                                           ================ ================ ============== =================

Earnings per share attributable to the equity holders of the Company during the period (1)
Weighted average number of ordinary shares in
issue (thousands)                                                1,180,537        1,180,537      1,180,537         1,180,497

Earnings per share (U.S. dollars per share)                           0.27             0.12           0.76              0.27


(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards in effect. For periods beginning on or after January 1, 2005, IAS 1 (revised) requires that income for the period as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company (see Note 2 (a)).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

Consolidated condensed interim balance sheet


(all amounts in thousands of U.S.
dollars)                                             At September 30, 2005          At December 31, 2004
                                                  ----------------------------   ----------------------------
                                          Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net        8         2,222,228                      2,164,601
  Intangible assets, net (see Note 2 (b))   8           160,036                         49,211
  Investments in associated companies                   233,177                         99,451
  Other investments                                      25,251                         24,395
  Deferred tax assets                                   169,560                        161,173
  Receivables                                            75,766     2,886,018          151,365     2,650,196
                                                  --------------                 --------------

Current assets
  Inventories                                         1,445,100                      1,269,470
  Receivables and prepayments                           160,961                        279,450
  Current tax assets                                    112,188                         94,996
  Trade receivables                                   1,163,876                        936,931
  Other investments                                     144,659                        119,666
  Cash and cash equivalents                             567,773     3,594,557          311,579     3,012,092
                                                  ----------------------------   ----------------------------

Total assets                                                        6,480,575                      5,662,288
                                                                ==============                 ==============

EQUITY  (see Note 2 (a))
Capital and reserves attributable to
the Company's equity holders
  Share capital                                       1,180,537                      1,180,537
  Legal reserves                                        118,054                        118,054
  Share premium                                         609,733                        609,733
  Other distributable reserve                                 -                             82
  Currency translation adjustments                      (47,477)                       (30,020)
  Retained earnings                                   1,425,471     3,286,318          617,538     2,495,924
                                                  --------------                 --------------

Minority interest                                                     252,354                        165,271
                                                                --------------                 --------------
Total equity                                                        3,538,672                      2,661,195
                                                                --------------                 --------------

LIABILITIES
Non-current liabilities
  Borrowings                                            642,434                        420,751
  Deferred tax liabilities                              350,474                        371,975
  Other liabilities                                     160,454                        172,442
  Provisions                                             45,042                         31,776
  Trade payables                                          3,874     1,202,278            4,303     1,001,247
                                                  --------------                 --------------

Current liabilities
  Borrowings                                            383,971                        838,591
  Current tax liabilities                               357,279                        222,735
  Other liabilities                                     183,736                        194,945
  Provisions                                             28,947                         42,636
  Customer advances                                     171,039                        108,847
  Trade payables                                        614,653     1,739,625          592,092     1,999,846
                                                  ----------------------------   ----------------------------

Total liabilities                                                   2,941,903                      3,001,093
                                                                --------------                 --------------

Total equity and liabilities                                        6,480,575                      5,662,288
                                                                ==============                 ==============


Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 9.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

Consolidated condensed interim statement of changes in equity
(all amounts in thousands of U.S. dollars)


                                 -----------------------------------------------------------------------------------------
                                            Attributable to equity holders of the Company
                                 ------------------------------------------------------------------- Minority
                                                                    Other       Currency   Retained   Interest
                                   Share     Legal     Share     Distributable translation Earnings    (see
                                   Capital  Reserves   Premium    Reserve (*)  adjustment     (*)     Note 2)    Total
                                 --------- --------- ---------- -------------- ----------- --------- -------- ------------
                                                                                                              (Unaudited)
Balance at January 1, 2005       1,180,537   118,054    609,733             82    (30,020)   617,538  165,271   2,661,195
Effect of adopting IFRS 3 (see
 Note 2 (b))                             -         -          -              -          -    110,775        -     110,775
                                 -----------------------------------------------------------------------------------------

Adjusted balance at January 1,
 2005                            1,180,537   118,054    609,733             82    (30,020)   728,313  165,271   2,771,970
Currency translation differences         -         -          -              -    (17,457)         -   18,137         680
Acquisition and increase of
 minority interest                       -         -          -              -          -          -      969         969
Dividends paid in cash                   -         -          -            (82)         -   (199,429)  (7,924)   (207,435)
Income for the period                    -         -          -              -          -    896,587   75,901     972,488

                                 -----------------------------------------------------------------------------------------
Balance at September 30, 2005    1,180,537   118,054    609,733              -    (47,477) 1,425,471  252,354   3,538,672
                                 -----------------------------------------------------------------------------------------

                                 -----------------------------------------------------------------------------------------
                                            Attributable to equity holders of the Company
                                 ------------------------------------------------------------------- Minority
                                                                    Other       Currency              Interest
                                   Share     Legal     Share     Distributable translation Retained    (see
                                   Capital  Reserves   Premium      Reserve    adjustments  Earnings  Note 2)    Total
                                 --------- --------- ---------- -------------- ----------- --------- -------- ------------
                                                                                                              (Unaudited)
Balance at January 1, 2004       1,180,288   118,029    609,269         96,555    (34,194)  (128,667) 119,984   1,961,264

Currency translation differences         -         -          -              -    (16,855)         -     (344)    (17,199)
Capital Increase and acquisition
 of minority interest                  249        25        464             82          -          -   19,842      20,662
Dividends paid in cash                   -         -          -        (96,555)         -    (38,498)     (23)   (135,076)
Income for the period                    -         -          -              -          -    317,281    8,191     325,472

                                 -----------------------------------------------------------------------------------------
Balance at September 30, 2004    1,180,537   118,054    609,733             82    (51,049)   150,116  147,650   2,155,123
                                 -----------------------------------------------------------------------------------------


(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 9 (iv).

 The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

Consolidated condensed interim cash flow statement


                                                                                Nine-month period ended September 30,
                                                                                -------------------------------------
(all amounts in thousands of U.S. dollars)                                            2005               2004
                                                                                -------------------------------------
                                                                                            (Unaudited)
Cash flows from operating activities
Income for the period                                                                     972,488            325,472
Adjustments for:
   Depreciation and amortization                                                          156,654            150,369
   Income tax accruals less payments                                                      104,425             35,936
   Equity in earnings of associated companies                                             (94,944)           (56,969)
   Interest accruals less payments, net                                                     3,006              7,130
Changes in provisions                                                                        (423)             7,010
Proceeds from Fintecna arbitration award net of BHP settlement (See Note 9
(i))                                                                                       66,594                  -
Changes in working capital (1)                                                           (301,376)          (411,928)
Other, including currency translation adjustment                                           25,549            (10,736)
                                                                                -------------------------------------
Net cash provided by operating activities                                                 931,973             46,284
                                                                                =====================================

Cash flows from investing activities
Capital expenditures                                                                     (194,428)          (122,478)
Capital increase and acquisitions of subsidiaries and associated companies
(see Note 10)                                                                             (48,002)           (97,555)
Convertible loan to associated companies                                                  (39,944)                 -
Cost of disposition of property, plant and equipment and intangible assets                  5,413             10,292
Dividends and distributions received from associated companies                             59,127             40,595
Changes in restricted bank deposits                                                        10,060                  -
Investments in short term securities                                                     (144,659)                 -
Reimbursement from trust funds                                                            119,666                  -
                                                                                -------------------------------------
Net cash used in investing activities                                                    (232,767)          (169,146)
                                                                                =====================================

Cash flows from financing activities
Dividends paid                                                                           (199,511)          (135,053)
Dividends paid to minority interest in subsidiaries                                        (7,924)               (23)
Proceeds from borrowings                                                                  775,930            456,192
Repayments of borrowings                                                               (1,019,006)          (163,063)
                                                                                -------------------------------------
Net cash (used in)  provided by financing activities                                     (450,511)           158,053
                                                                                =====================================
Increase in cash and cash equivalents                                                     248,695             35,191

Movement in cash and cash equivalents
At beginning of the period                                                                293,824            238,030
Effect of exchange rate changes                                                           (11,057)             2,984
Increase in cash and cash equivalents                                                     248,695             35,191
                                                                                -------------------------------------
At September 30,                                                                          531,462            276,205
                                                                                =====================================

 Non-cash financing activities:
Conversion of debt to equity in subsidiaries                                                      -           13,072
                                                                                =====================================

Cash and cash equivalents                                                                At September 30,
                                                                               --------------------------------------
                                                                                       2005               2004
                                                                               --------------------------------------
Cash and bank deposits                                                                      567,773          287,424
Bank overdrafts                                                                             (32,871)         (11,219)
Restricted bank deposits                                                                     (3,440)               -
                                                                               --------------------------------------
                                                                                            531,462          276,205
                                                                                =====================================


(1) In 2004, includes USD55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


          Index to the notes to the consolidated condensed interim financial statements

     1    Basis of presentation

     2 Impact of New Accounting Pronouncements: International Financial Reporting Standards

     3    Segment information

     4    Cost of sales

     5    Selling, general and administrative expenses

     6    Financial income (expenses), net

     7    Dividends per share

     8    Property, plant and equipment and Intangible assets, net

     9 Contingencies, commitments and restrictions to the distribution of profits

     10 Business acquisitions, incorporation of subsidiaries and other significant events

     11   Related party disclosures

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1    Basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 for the purpose of holding investments in steel pipe manufacturing and distribution companies. The Company consolidates its subsidiary companies, as detailed in Note 32 to audited Consolidated Financial Statements for the year ended December 31, 2004, and modified as discussed in Note 10 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2004, except for the impact of changes resulting from the adoption of new accounting pronouncements, as discussed in Note 2. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2004.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Financial income (expense), net".

These consolidated condensed interim financial statements were approved by the Board of Directors of Tenaris on November 8, 2005.

2 Impact of New Accounting Pronouncements: International Financial Reporting Standards

In December 2003, as a part of the IASB's project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including: IAS 1, "Presentation of Financial Statements"; IAS 16, "Property, Plant and Equipment"; IAS 24, "Related Party Disclosures" and IAS 33, "Earnings per Share". The revised standards apply to annual periods beginning on or after January 1, 2005. In addition, during 2004 International Financial Reporting Standard (IFRS) 3, "Business Combinations" was issued. Adoption of new or revised standards has been made in accordance with the respective transition provisions.

The main impacts to the Company's consolidated financial statements are:

(a) Presentation of minority interest
IAS 1 (revised) requires disclosure on the face of the income statement of an entity's income or loss for the period and the allocation of that amount between "income or loss attributable to minority interest" and "income or loss attributable to equity holders of the Company". Earnings per share continue to be calculated on the basis of net income attributable solely to the equity holders of the entity. Also, for periods beginning on or after January 1, 2005 minority interest is included within equity in the consolidated balance sheet and is no longer shown as a separate category in the Liabilities section of the balance sheet. This change resulted in an increase of U.S. $165.3 million in the Company's reported equity at January 1, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

2 Impact of New Accounting Pronouncements: International Financial Reporting Standards (Cont'd)

(b) Goodwill and negative goodwill
Prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, the Company ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. Furthermore, for years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the nine-month period ended September 30, 2004 amounted to U.S. $6.7 million.

IFRS 3 also requires accumulated negative goodwill at December 31, 2004 to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of U.S. $110.8 million in the beginning balance of the Company's equity at January 1, 2005. Amortization of negative goodwill income included in the nine-month period ended September 30, 2004 amounted to U.S. $6.4 million.

(c) Financial instruments: recognition and measurement
In accordance with the transition provisions of IAS 39 (revised), the Company designated financial assets previously recognized as "available for sale" as "financial assets carried at fair value through profit or loss". Accordingly, the Company changed the classification of these financial assets using the new designation in its financial statements.

3    Segment information

    Primary reporting format: business segments


                                            (all amounts in thousands of U.S. dollars)
                                -----------------------------------------------------------------------------------
                                                Welded & Other
                                                   Metallic
                                   Seamless        Products         Energy           Other            Total
                                -----------------------------------------------------------------------------------
Nine-month period ended                                            (Unaudited)
September 30, 2005
Net sales                             3,667,049         636,849         362,593         171,132          4,837,623
Cost of sales                        (1,987,376)       (425,808)       (354,959)       (103,688)        (2,871,831)
                                -----------------------------------------------------------------------------------
Gross profit                          1,679,673         211,041           7,634           67,444         1,965,792

Depreciation and amortization           133,040          11,185           1,973          10,456            156,654

Nine-month period ended
September 30, 2004
Net sales                             2,267,064         270,405         277,290          48,593          2,863,352
Cost of sales                        (1,448,587)       (193,146)       (268,936)        (28,736)        (1,939,405)
                                -----------------------------------------------------------------------------------
Gross profit                            818,477          77,259           8,354          19,857            923,947

Depreciation and amortization           134,933           9,194           2,674           3,568            150,369


Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

3    Segment information (Cont'd)

    Secondary reporting format: geographical segments


                                            (all amounts in thousands of U.S. dollars)
                               -----------------------------------------------------------------------------------
                                  South                               Middle East    Far East &
                                 America     Europe    North America    & Africa      Oceania          Total
                               -----------------------------------------------------------------------------------
Nine-month period ended                                           (Unaudited)
September 30, 2005
Net sales                        1,353,356   1,114,478      1,281,329      636,435        452,025       4,837,623
Depreciation and amortization       62,151      53,755         35,925           50          4,773         156,654

Nine-month period ended
September 30, 2004
Net sales                          568,401     850,059        763,821      382,025        299,046       2,863,352
Depreciation and amortization       67,953      48,400         29,105           22          4,889         150,369

Allocation of net sales to geographical segments is based on customer location.
Allocation of depreciation and amortization is based on the geographical location of the underlying assets.


4    Cost of sales


                                                                        Nine-month period ended
                                                                             September 30,
                                                                -----------------------------------------
     (all amounts in thousands of U.S. dollars)                        2005                 2004
                                                                -----------------------------------------
                                                                              (Unaudited)
     Inventories at the beginning of the period                           1,269,470              831,879

     Plus: Charges of the period
            Raw materials, energy, consumables and other                  2,242,620            1,514,506
            Services and fees                                               243,318              183,242
            Labor cost                                                      313,733              259,470
            Depreciation of property, plant and equipment                   134,778              127,731
            Amortization of intangible assets                                 4,278                7,700
            Maintenance expenses                                             75,507               57,926
            Provisions for contingencies                                      1,200                  156
            Allowance for obsolescence                                        6,808                9,309
            Taxes                                                             2,317                1,933
            Other                                                            22,902                9,889
                                                                -------------------- --------------------
                                                                          3,047,461            2,171,862

     Less: Inventories at the end of the period                          (1,445,100)          (1,064,336)
                                                                -------------------- --------------------
                                                                          2,871,831            1,939,405
                                                                -------------------- --------------------


Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

5    Selling, general and administrative expenses


                                                                 Nine-month period ended
                                                                      September 30,
                                                              -------------------------------
     (all amounts in thousands of U.S. dollars)                    2005            2004
                                                              -------------------------------
                                                                       (Unaudited)
     Services and fees                                                90,190          81,347
     Labor cost                                                      159,578         107,821
     Depreciation of property, plant and equipment                     7,465           7,910
     Amortization of intangible assets                                10,133           7,028
     Commissions, freight and other selling expenses                 212,174         178,317
     Provisions for contingencies                                      9,629          13,220
     Allowances for doubtful accounts                                  6,059           9,504
     Taxes                                                            65,282          40,753
     Other                                                            43,020          30,387
                                                              -------------------------------
                                                                     603,530         476,287
                                                              ===============================

6    Financial income (expense), net

                                                                  Nine-month period ended
                                                                       September 30,
                                                               -------------------------------
     (all amounts in thousands of U.S. dollars)                     2005            2004
                                                               -------------------------------
                                                                        (Unaudited)
     Interest expense                                                (40,122)        (32,435)
     Interest income                                                  15,449          10,388
     Net foreign exchange transaction losses and changes in
     fair value of derivative instruments                            (70,162)         (6,433)
     Other                                                             5,244           6,025
                                                               -------------------------------
                                                                     (89,591)        (22,455)
                                                              ===============================


7                              Dividends per share

Dividends paid in 2005 and 2004 were approximately U.S. $199.5 million and U.S. $135.1 million, respectively, corresponding to U.S. $0.169 and U.S. $ 0.114 per share, respectively.

8           Property, plant and equipment and Intangible assets, net


                                                              Net Property,        Net Intangible
                                                           Plant and Equipment         Assets
                                                           --------------------  -------------------
      (all amounts in thousands of U.S. dollars)               (Unaudited)          (Unaudited)
      Nine-month period ended September 30, 2005
      Opening net book amount                                        2,164,601               49,211
      Effect of adopting IFRS 3 (see Note 2 (b))                             -              110,775
      Currency translation differences                                 (42,828)                  12
      Transfers                                                              3                   (3)
      Additions                                                        180,836               13,592
      Disposals                                                         (5,352)                 (61)
      Increase due to business acquisition                              67,211                  921
      Depreciation/ Amortization charge                               (142,243)             (14,411)

                                                           --------------------  -------------------
      At September 30, 2005                                          2,222,228              160,036
                                                           --------------------  -------------------


Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

9    Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 25 included in the Company's audited Consolidated Financial Statements for the year ended December 31, 2004. Significant changes or events since the date of the annual report are the following:

(i)  Arbitration proceeding against Fintecna

On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A, the former owner of Dalmine S.p.A. ("Dalmine"). In this arbitration proceeding, Tenaris sought indemnification from Fintecna for amounts paid or payable by Dalmine to a consortium led by BHP Billiton Petroleum Ltd. ("BHP") as indemnification for the failure of an underwater pipeline manufactured and sold prior to the privatization of Dalmine. Pursuant to this final award, Fintecna paid Tenaris a total amount of euros 93.8 million (approximately U.S. $124.9 million) on March 15, 2005. In addition, on March 29, 2005, Tenaris prepaid a total of British pounds 30.4 million plus interest (approximately U.S. $57.0 million) corresponding to payment in full of its liability under the terms of the settlement agreement with BHP. No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter. As a result of these settlements, the arbitration proceedings have been definitively concluded and Tenaris has no further oustanding obligations under the BHP settlement agreement.

(ii) Tax matters: Application of inflationary adjustment correction deduction

On February 11, 2005, Siderca S.A.I.C. ("Siderca") was granted the right to participate in the promotional tax regime established by Argentine Law 25,924 under which it could potentially earn certain tax benefits. As a condition to receive these benefits, Siderca withdrew its claim against the Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. On February 21, 2005, Siderca paid ARP $69.4 million (U.S. $23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

(iii) Commitments

     a) On March 15, 2005 Complejo Siderurgico de Guayana C.A. ("Comsigua") prepaid 100% of the amount owed to the International Finance Corporation ("IFC"), for approximately U.S. $42.5 million, related with project financing loans. Tenaris has applied to the IFC for release from its proportional guarantee commitment of Comsigua's project loan.

     b) As discussed in Note 25 to the audited Consolidated Financial Statements for the year ended December 31, 2004, Dalmine Energie S.p.A. entered into two agreements with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay provisions. The outstanding value of these commitments at September 30, 2005, amount to approximately euros 1,017 million (approximately U.S. $1,225 million).

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

9 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

(iv) Restrictions to the distribution of profits and payment of dividends

As of September 30, 2005, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:


                   (all amounts in thousands of U.S. dollars)
  Share capital                                                             1,180,537
  Legal reserve                                                               118,054
  Share premium                                                               609,733
  Retained earnings including net income for the nine month
  period ended September 30, 2005                                             940,667
                                                                    ------------------

  Total shareholders equity according to Luxembourg law                     2,848,991
                                                                    ==================

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of September 30, 2005, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At September 30, 2005, the distributable reserve, including retained earnings, of Tenaris under Luxembourg law totalled U.S. $940.7 million, as detailed below.


                   (all amounts in thousands of U.S. dollars)

  Distributable reserve at December 31, 2004 under Luxembourg law             536,541
  Dividends and distributions received                                        285,838
  Other income and expenses for the nine-month period ended
  September 30, 2005                                                          317,799
  Dividends paid                                                            (199,511)
                                                                    ------------------

  Distributable reserve at September 30, 2005 under Luxembourg law            940,667
                                                                    ==================



10 Business acquisitions, incorporation of subsidiaries and other significant events

(a) The financial assets held in trust funds at December 31, 2004 (U.S. $119.7 million) were received in shares of two wholly-owned Chilean subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) on January 1, 2005.

(b) On May 4, 2005, the Company completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately U.S. $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service s.r.l. were also acquired as part of this transaction.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

10 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

    The assets and liabilities arising from the acquisitions are as a follows:


                                                                          Nine-month period ended
                                                                            September 30, 2005
                                                                        ----------------------------
  (all amounts in thousands of U.S. dollars)                                    (Unaudited)
                                                                        ----------------------------
  Other assets and liabilities (net)                                                        (41,755)
  Property, plant and equipment                                                              67,211
  Goodwill                                                                                      921
                                                                        ----------------------------
  Net assets acquired                                                                        26,377
  Minority Interest                                                                            (969)
                                                                        ----------------------------
  Purchase consideration                                                                     25,408
  Liabilities paid as part of purchase agreement                                             22,594
                                                                        ----------------------------
  Total disbursement related to S.C. Donasid S.A. and related                                48,002
  companies
                                                                        ============================

(c) Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") and Exchange of Interests in Amazonia and Ylopa Servicos de Consultadoria Lda. ("Ylopa") for shares of Ternium S.A. ("Ternium")

     On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. As a result, Tenaris' ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. ("Sidor") increased from 8.7% to 12.6%.

     On September 9, 2005, the Company exchanged its 21.2% equity interest in Amazonia and its 24.4% equity interest in Ylopa, for 209,460,856 shares in Ternium, a new company formed by the Techint group to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. The Techint group is an international group of companies with operations focused primarily in the steel and energy sectors which are controlled or over which significant influence is exercised by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris). As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

     Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. reached agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately U.S. $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, Tenaris current ownership stake in Ternium corresponds to 15.0% of Ternium's outstanding common stock.

     In addition, as of September 30, 2005, Tenaris had also extended two loans totaling approximately U.S. $39.9 million to Ternium. The amount of these loans correspond to the the amount of excess cash distributions received from Amazonia during the second and third quarters of 2005. The loans are convertible into shares of Ternium at the discretion of Tenaris upon the occurrence of any of two events: 1) maturity of the loan in July and August 2011; and, 2) an event of default as defined in certain loan agreements between Ternium and its banks. The conversion price under events (1) and
     (2) will be based on a fair value opinion by a major bank contracted for that purpose by Tenaris. It is not currently possible to estimate the price at which a conversion could take place. In the event of an initial public offering of shares by Ternium, conversion is mandatory and the conversion price will be the net price set at the initial public offering.

     Because the exchange is a transaction between companies under common control, Tenaris has recorded its ownership interest in Ternium at the carrying value of the investments exchanged, Amazonia and Ylopa. At the transaction date, the carrying value of Amazonia and Ylopa was U.S. $229.7 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

10 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

     For the quarter ended September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to U.S. $26.5 millon. In the future, Tenaris will recognize earnings from its investment in Ternium to the extent of its proportional ownership.

(d) On May 18, 2005, Siat S.A., a subsidiary of Tenaris, and Acindar Industria Argentina de Aceros S.A. ("Acindar") signed a letter of intent pursuant to which Siat confirmed its intention to acquire Acindar's welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, for approximately U.S. $28.0 million. Completion of this acquisition is subject to due diligence findings and negotiation of definitive documentation and other precedent conditions, including the approval of the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia).

11   Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.45% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. The Company's directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.35% is publicly traded. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.

Transactions and balances disclosed as with "Associated" companies are those with companies in which Tenaris owns 20% to 50% of the voting rights or over which Tenaris exerts significant influence, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:


(all amounts in thousands of U.S. dollars)


         Nine-month period ended September 30, 2005
                                                           Associated (1)        Other          Total
(i)      Transactions
          (a) Sales of goods and services
                 Sales of goods                                78,584           63,709         142,293
                 Sales of services                              3,649            7,263          10,912
                                                          -------------------------------------------------
                                                               82,233           70,972         153,205
                                                          =================================================

          (b) Purchases of goods and services
                 Purchases of goods                            31,215           33,144          64,359
                 Purchases of services                         12,057           46,907          58,964
                                                          -------------------------------------------------
                                                               43,272           80,051         123,323
                                                          =================================================


         Nine-month period ended September 30, 2004
                                                           Associated (1)        Other          Total
  (i)    Transactions

          (a) Sales of goods and services
                 Sales of goods                                  3,910          32,197          36,107
                 Sales of services                               6,023           7,354          13,377
                                                          -------------------------------------------------
                                                                 9,933          39,551          49,484
                                                          =================================================


Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------


11     Related party disclosures (Cont'd)

                   (all amounts in thousands of U.S. dollars)
          (b) Purchases of goods and services
                 Purchases of goods                             24,591         20,248          44,839
                 Purchases of services                           3,499         35,805          39,304
                                                          -------------------------------------------------
                                                                28,090         56,053          84,143
                                                          =================================================


         At September  30, 2005
                                                           Associated (1)        Other          Total
                                                          -------------------------------------------------
(ii)     Period-end balances

          (a) Related to sales/purchases of
          goods/services

                 Receivables from related parties               24,700           18,707          43,407

                 Payables to related parties                   (18,464)         (11,421)        (29,885)
                                                          -------------------------------------------------

                                                                 6,236            7,286          13,522
                                                          =================================================
          (b) Other balances
                 Receivables                                    42,023                -          42,023
          (c) Financial debt
               Borrowings (2)                                  (54,034)               -         (54,034)


         At December 31, 2004
                                                           Associated (1)        Other          Total
                                                          -------------------------------------------------
(ii)     Period-end balances
          (a) Related to sales/purchases of
          goods/services
                 Receivables from related parties                25,593          27,070          52,663
                 Payables to related parties                     (4,914)        (12,487)        (17,401)
                                                          -------------------------------------------------
                                                                 20,679          14,583          35,262
                                                          =================================================

          (b) Cash and cash equivalents
                 Time deposits                                        -               6               6
          (c) Other balances
                 Trust fund                                           -         119,666         119,666
                 Convertible debt instruments - Ylopa           121,955               -         121,955
         (d) Financial debt
                 Borrowings (3)                                 (51,457)         (5,449)        (56,906)


(1)  Includes Condusid C.A. and Ternium S.A. and its subsidiaries.

(2)  Convertible loan from Sidor C.A. to Matesi (Materiales Siderurgicos S.A.).

(3) Includes convertible loan from Sidor to Matesi (Materiales Siderurgicos S.A.) of U.S. $51.5 million at December 31, 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2005
--------------------------------------------------------------------------------

11   Related party disclosures (Cont'd)

(iii) Officers and director's compensation

The aggregate compensation of the directors and executive officers earned during the nine-month period ended September 30, 2005 amounted to U.S. $10.2 million.




                                                        Carlos Condorelli
                                                     Chief Financial Officer

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Tenaris S.A.


We have reviewed the accompanying consolidated condensed interim balance sheet of Tenaris S.A. and its subsidiaries as of September 30, 2005, and the related consolidated condensed interim statements of income for each of the three-month and nine-month periods ended September 30, 2005 and 2004 and the consolidated condensed interim statements of changes in equity and of cash flows for the nine-month periods ended September 30, 2005 and 2004. These consolidated condensed interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 "Interim Financial Reporting".

We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Tenaris S.A. and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, of changes in equity and of cash flows for the year then ended (not presented herein); and in our report dated February 23, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed interim balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


Buenos Aires, November 8, 2005 3.

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Daniel A. Lopez Lado    (Partner)
-----------------------------------------
       Daniel A. Lopez Lado